Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated October 14, 2004

STATOIL ASA
(Exact name of registrant as specified in its charter)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   ☒

If "Yes"is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This Report on Form 6-K contains a press release issued by Statoil ASA on October 14, 2004, entitled "Statoil accepts økokrim penalty in the Horton case".

Statoil accepts økokrim penalty in the Horton case

The Board of Statoil ASA (OSE: STL, NYSE: STO) has today decided to accept the penalty in the Horton case of NOK 20 million imposed by the National Authority for Investigation and Prosecution of Economic and Environmental crime in Norway (økokrim). Statoil has accepted the penalty without admitting or denying the charges by økokrim.

The basis for the penalty is that the consultancy agreement established in June 2002 with the company Horton Investments Ltd., covering business activities in Iran, is judged to be a violation of section 276c, first paragraph (b) of the Norwegian Penal Code. This deals with conferring on or offering to a middleman an improper advantage in return for exercising his influence against a decision-maker, without the decision-maker receiving any advantage. In force from 4 July 2003, this is a new provision and no case law has been developed in relation to it.

The original charge that Statoil paid bribes to Iranian decision makers with the intention of securing commercial advantages in Iran, was not pursued further by Økokrim in the penalty notice of June 2004.

Today's decision by the Board means that Statoil will not challenge Økokrim's application of section 276c in court, even though this statute was enacted after the Horton contract was entered into. The reason for this is that such a challenge would entail a demanding and prolonged legal process, with further strain on the Statoil organisation. The Horton case led to the resignations of the Chairman, the CEO and the head of International E&P in September 2003 and the Company's reputation has suffered. Statoil accepts that there were violations of its own ethical policies and standards, and has taken a number of steps to prevent a similar situation from arising in the future.

In addition to the Økokrim investigation, the US Securities and Exchange Commission (“SEC”) is conducting a formal investigation into the Horton consultancy arrangement to determine if there have been any violations of the U.S. federal securities laws, and the US Department of Justice (“DOJ”) is conducting a criminal investigation jointly with the Office of the United States Attorney for the Southern District of New York. The SEC Staff recently informed Statoil that it is considering recommending that the SEC authorize a civil enforcement action in federal court against Statoil for violations of various U.S. federal securities laws, including the anti-bribery and books and records provisions of the Foreign Corrupt Practices Act. Statoil is continuing to provide information to the U.S. authorities to assist them in their ongoing investigations.

Contacts:

Wenche Skorge, vice president public affairs, +47 91 87 07 41 (mobile), +47 51 99 79 17 (office)

Mari Thjømøe, vice president investor relations, +47 90 77 78 24 (mobile), +47 51 99 77 90 (office)

Thore E Kristiansen, vice president investor relations, USA, +47 91 66 46 59 (mobile), +1 203 97 86 950 (office)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: October 14, 2004	By:	/S/ Eldar Sætre Eldar Sætre Chief Financial Officer